Woori Finance Holdings’ Preliminary Financial Performance Figures
for the Third Quarter of 2010

The preliminary financial performance figures for Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”) for the nine-month period ended on September 30, 2010, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

				% Change Increase			% Change Increase
Item		3Q 2010	2Q 2010	(Decrease)		3Q 2009	(Decrease)
Revenue	Specified Quarter	8,302,105	10,477,526	(20.76)		11,033,694	(24.76)
	Cumulative Basis	28,005,402	19,703,297	—		45,859,868	(38.93)
Operating Income	Specified Quarter	772,026	9,199	8,292.50		503,573	53.31
	Cumulative Basis	1,625,086	853,060	—		1,192,769	36.24
Income before	Specified Quarter	743,993	(6,339)	N/A	*	708,506	5.01
Income Tax Expense	Cumulative Basis	1,585,651	841,658	—		1,342,564	18.11
Net Income	Specified Quarter	508,701	(40,574)	N/A	*	483,847	5.14
	Cumulative Basis	1,041,144	532,443	—		869,246	19.78

*N/A = Not applicable

The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

Woori Bank’s Preliminary Financial Performance Figures
for the Third Quarter of 2010

The preliminary financial performance figures for Woori Bank, a wholly-owned subsidiary of Woori Finance Holdings, for the nine-month period ended on September 30, 2010, on a non-consolidated basis, are as follows.

(Units: millions of KRW, %)

				% Change Increase		% Change Increase
Item		3Q 2010	2Q 2010	(Decrease)	3Q 2009	(Decrease)
Revenue	Specified Quarter	6,348,556	8,010,252	(20.74)	8,266,889	(23.21)
	Cumulative Basis	21,061,276	14,796,338	—	37,871,435	(44.39)
Operating Income	Specified Quarter	550,151	985	55,752.89	371,291	48.17
	Cumulative Basis	1,132,187	582,036	—	758,921	49.18
Income before	Specified Quarter	569,856	16,811	3,289.78	529,627	7.60
Income Tax Expense	Cumulative Basis	1,152,440	582,584	—	925,143	24.57
Net Income	Specified Quarter	436,591	23,174	1,783.97	411,016	6.22
	Cumulative Basis	919,573	482,982	—	749,793	22.64

The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.